Exhibit 99.1

Notice of Annual General Meeting
to be held on 29 July 2014

ICON plc
(the “Company” or “ICON”)

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action to be taken, you should consult with your independent financial adviser who, if you are taking advice in the Republic of Ireland, is authorised or exempted under the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act, 1995.

If you have sold or transferred your entire holding of ordinary shares in ICON, please pass this document, together with the attached proxy form, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale was effected, for transmission to the purchaser or transferee as soon as possible.

   19 June, 2014
To: All ICON Shareholders

NOTICE OF ANNUAL GENERAL MEETING

Dear Shareholder

This letter encloses the notice of the Annual General Meeting of ICON plc (the AGM) to be held at 8.30am (Dublin time) on 29 July 2014.  Before dealing with the business of the AGM, I would like to congratulate ICON Management and all employees on a successful 2013.

During 2013, ICON built on the achievements of and momentum created during 2012.  Some of the key 2013 highlights were:

●	Earnings per share increased to $1.77 in 2013 compared with $1 in 2012.
●	We acquired and successfully integrated the Clinical Trials Services Division of Cross Country Healthcare into DOCS, ICON’s resourcing and FSP business.
●	Revenue grew to $1.34 billion in 2013 compared with $1.12 billion in 2012.
●	Our share price was $28.13 at the start of 2013 and it was $40.42 at the end of 2013.

The ICON Board feels that ICON is well positioned for future development and growth due to the strength of our Management team, the skills and hard work of our employees and the expected continued growth in outsourcing to global CROs.

Further information on 2013 is available in our Annual Report and Form 20-F which are on our website at http://investor.iconplc.com/annuals.cfm.

Business of the AGM
There are 8 resolutions in total which deal with:
-	re-election of Dr. John Climax, Prof. Dermot Kelleher, Ms. Mary Pendergast and Dr. Hugh Brady as directors (please see section below “ICON Board Update” for more details);
-	approval of our 2013 accounts;
-	appointment of auditors;
-	buy back of shares; and
-	reissue of treasury shares.

Please note that, as ICON is a foreign private issuer, we are not obliged to provide and as with previous AGMs we are not providing this year a “say on pay” shareholder resolution on executive remuneration. However, for your reference, details of and the rationale for the 2013 compensation of ICON’s 3 executive officers and long term incentives issued to them in March 2014 are set out in the Schedule to this letter.

Also, you will notice that there are no resolutions proposed for this AGM in relation to the authority to issue shares.  This is because, at last year’s AGM, share issuance resolutions with 5 year duration were passed.  After the publication of our AGM notice in 2013, we confirmed that we do not intend to issue more than 5% of our issued share capital in any year of the 5 year authority without offering shares to existing shareholders on a pro rata basis.  I am happy to confirm here again that this remains our intention.

ICON Board Update
Ms. Cathrin Petty retired from the Board in January 2014 as she took a senior executive role in investment banking.  I would like to thank her on behalf of the ICON Board for her distinguished service and we wish her all the best with her new role.  We were delighted to add two new highly qualified and skilled non-executive directors to the Board when Ms. Mary Pendergast joined the Board in February 2014 and Dr. Hugh Brady joined the Board in April 2014.  It should also be noted that a majority of the Board (7 of the 9 directors) and all members of the Audit, Nominating and Governance and Compensation and Organisation Committees of the Board are independent for the purposes of the NASDAQ rules.  Only Mr. Ciaran Murray, our CEO, and Dr. John Climax are not independent as per the NASDAQ Rules.

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At the AGM, in accordance with our Articles of Association (bye-laws), one third of the Board plus any directors appointed since the 2013 AGM will stand for re-election.  This means that Dr. John Climax and Prof. Dermot Kelleher (as existing directors) plus Ms. Mary Pendergast and Dr. Hugh Brady (appointed since the 2013 AGM) will offer themselves for re-election.  Biographies of the directors standing for re-election are included in the attached summary of the resolutions.

In relation to the re-election of Prof. Dermot Kelleher, from his appointment to the ICON Board in May 2008 until the end of 2012, he had a 100% attendance record at Board meetings.  However, with my prior consent,  he was excused from attending both the February and April Board meetings in 2013 due to scheduling conflicts created by his appointment in October 2012 as the Dean of the Faculty of Medicine of Imperial College London.  Since then, he has attended all other Board meetings and has indicated he will be able to attend all remaining scheduled meetings in 2014.  The ICON Board regards the 2 missed meetings in 2013 (there were 5 meetings in total in 2013) as arising due to exceptional circumstances and that Prof. Kelleher’s commitment and value to the Board is shown by his pre 2013 100% attendance record and strong contribution at Board level.

In relation to the re-election of Dr. John Climax, Dr. Climax co-founded ICON with Dr. Ronan Lambe in 1990 and has extensive experience and connections in the CRO industry.  When Dr. Climax retired as Chairman of the Board in 2009, ICON put in place a 3 year consultancy agreement with Rotrua Limited (a company controlled by Dr. Climax) which allowed ICON to avail of his extensive experience and connections outside of his role as a non-executive director.  This agreement expired in 2012 and did not create any conflict of interest with his role as a non-executive director of ICON.

Each of the directors standing for re-election makes important contributions to the working of the Board (although recognising that 2 of the directors are quite new to the Board) and demonstrates the necessary commitment to the role and provides valuable skills, knowledge and experience.  I can confirm that the ICON Board is satisfied that each Director does not have a relationship that, in the opinion of the Board, would interfere with exercising independent judgement in carrying out his or her responsibilities.

Form of Proxy and Voting & Details of Resolutions
The Form of Proxy for the AGM is enclosed separately.  Please refer to pages 11 and 12 for details as to how to vote your shares and return your form of proxy.  Also, the resolutions are summarized on pages 7 to 8 and the full text of the resolutions is on pages 9 and 10.

Recommendation
Your Board believes that the resolutions to be proposed at the AGM are in the best interests of the Company and its shareholders.  Accordingly, your directors unanimously recommend that you vote in favour of all resolutions as they intend to do in respect of the shares held by them.  On 10 June 2014, the directors held 1,373,121 Ordinary Shares representing approximately 2.22% of the issued ordinary share capital of the Company.

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Yours sincerely,

Thomas Lynch
Chairman

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Schedule - Executive Compensation

2013 Compensation
The compensation (excluding long term incentives) for ICON’s 3 executive officers in respect of 2013 was:

	Salary (€000s)	Bonus (€000s)	Pension Contribution (€000s)	Other Compensation (€000s)	Total (in euros) (€000s)	Total (in US$) ($000s)
Mr. Ciaran Murray	713	1,120	89	30	1,952	2,588
Dr. Steve Cutler	423	511	124	22	1,080	1,436
Mr. Brendan Brennan	342	322	43	23	730	967

In respect of long term incentives, in March 2014 the executive officers were issued stock options and performance stock units to incentivise them in a manner consistent with the Company’s and shareholders’ interests. These were issued under a Long Term Incentive Plan approved by the Compensation and Organisation Committee in February 2014.

The Compensation and Organisation Committee was independently advised by Towers Watson in relation to the Long Term Incentive Plan.  Shareholder approval of the plan was not required as the Company is a foreign private issuer and the Company has determined to use home country practice.  The plan consists of the following (which were all issued in March 2014):

Performance Stock Units (PSUs) – restricted stock units which vest subject to the following 2 conditions: (i) the Company’s cumulative EPS for 2014 to 2016 (the EPS Period) and (ii) the executive still being employed by March 2017.  Assuming the employment condition is met, if the actual EPS for the EPS Period:
-	is less than the threshold EPS set out in the plan, none of the PSUs vest; or
-	is more than the threshold EPS but less than target EPS set out in the plan, some of the target amount of PSUs shall vest depending on the shortfall from actual to target EPS; or
-	equals the target EPS, the target number of PSUs shall vest; or
-	exceeds the EPS target, the target number of PSUs shall vest and additional PSUs shall be issued depending on the level of overachievement (but capped at the same amount as the target PSUs).

Share Options – options which vest over a 5 year period after they issue at a rate of 20% per year if the executive remains employed.

It is important to note that both these forms of long term incentives only reward the executives when value is created for the Company and/or the shareholders.  In respect of the PSUs, the level of reward to the executive is determined by the cumulative 2014 to 2016 EPS and the share price after the PSUs vest.  However, as above, if the threshold level of 2014 to 2016 EPS is not achieved, the executive does not receive any reward whatsoever from having been issued with these PSUs.  Similarly, in respect of the stock options awarded, these only have value to the executive if the Company’s share price after vesting exceeds the grant price of the options.

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Based on all awards being valued at the share price when the awards were granted in March 2014, stock options being valued using the Black Scholes method and, most importantly, the actual EPS for the EPS Period equalling the target EPS as set out in the plan and the executives all remaining employed until March 2019 (by when the last 20% tranche of the Share Options will vest), the total value of awards granted under the plan to the 3 executives will be:

Mr. Ciaran Murray – $4,467,924 (consisting of $2,992,895 for his PSUs and $1,475,029 for his Share Options).
Dr. Steve Cutler – $2,255,022 (consisting of $1,510,839 for his PSUs and $744,183 for his Share Options).
Mr. Brendan Brennan - $714,460 (consisting of $478,718 for his PSUs and $235,742 for his Share Options).

In order to ensure that these executive officers retain meaningful amounts of equity in the Company, the Compensation and Organisation Committee put in place an equity retention policy in May 2014.  The policy requires that, subject to the cap discussed below, the 3 executive officers retain for a period of 5 years from vesting 20% of each equity grant issued to them after 1 January 2014.

It is important to note that the executives can have tax liabilities when PSUs vest (irrespective of whether the PSUs are sold on vesting or retained).  Accordingly, the 20% retention obligation was set taking into account that, for example, an Irish based executive would under current tax laws have to pay tax on vesting equal to the value of approximately 50% of the vested PSUs.  Assuming he sold approximately 50% of his vested PSUs to fund his tax obligation, he would then be free to sell a further approximately 30% of the vested PSUs but would be obliged to retain 20% of the vested PSUs for a 5 year period.

In respect of the cap referred to above, the retention obligations in the equity retention policy are capped at twice the executive officer’s base salary.  This means that the policy does not oblige the executive officer to hold ICON shares worth more than twice his base salary and accordingly once the executive officer holds ICON shares worth in aggregate twice his base salary, he is free to sell other ICON shares in excess of these shares.   The rationale for this is that holding shares worth twice base salary means that the executive officer has a meaningful equity stake in the Company and, as a result, additional retention obligations are not required.

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SUMMARY OF AGM RESOLUTIONS

There are 8 separate resolutions in total - 6 ordinary resolutions (which require approval of a simple majority of the votes cast in person or by proxy) and 2 special resolutions (which require approval of 75% of the votes cast in person or by proxy).

Ordinary Business
Resolution 1 – to re-elect, by separate resolutions, the following non-executive directors:

Resolution 1.1 – re-election of Dr. John Climax as a director.  Dr. Climax, one of the Company’s co-founders, served as Chief Executive Officer from June 1990 to October 2002 and then as Chairman of the Board from November 2002 to December 2009.  From January 2010 he has held a position as a non-executive director of the Company.  Dr. Climax has over 25 years of experience in the contract research industry. Dr. Climax received his primary degree in pharmacy in 1977 from the University of Singapore, his masters in applied pharmacology in 1979 from the University of Wales and his Ph.D. in pharmacology from the National University of Ireland in 1982. He has authored a significant number of papers and presentations, and holds adjunct professorship at the Royal College of Surgeons of Ireland.

Resolution 1.2 – re-election of Prof. Dermot Kelleher as a director.  Prof. Kelleher has served as a non-executive director of the Company since May 2008. Prof. Kelleher is currently Vice President (Health) and Dean of the Faculty of Medicine at Imperial College London and Dean of the Lee Kong Chian School of Medicine Singapore, a partnership between Imperial College London and Nanyang Technological University (NTU), which was formed in 2010. From 2004 to 2012 he was Head of the School of Medicine and Vice Provost for Medical Affairs at Trinity College, Dublin, Ireland where he led the development of the Institute of Molecular Medicine and Molecular Medicine Ireland. His research interests have focused on gastrointestinal infectious and inflammatory diseases and over a distinguished thirty year career he has led significant research projects in this field.  Alongside his notable academic appointments, he has served as a visiting research scientist with a major pharmaceutical company and has been a founder of a number of biotechnology companies.

Resolution 1.3 – re-election of Ms. Mary Pendergast as a director.  Ms. Pendergast was appointed by the Board in February 2014. She is an expert in the regulatory aspects of drug development and is President of Pendergast Consulting, a consulting firm that advises biopharmaceutical companies, patient groups, professional and advocacy organisations, governments and academic and financial institutions. Prior to founding her own firm, Ms. Pendergast was Executive Vice President of Government Affairs at Elan Corporation from 1998 to 2003. Ms. Pendergast also spent more than 18 years at the US Food and Drug Administration (FDA), serving as Deputy Commissioner and Senior Advisor to the FDA Commissioner and Associate Chief Counsel for Enforcement.  Ms. Pendergast is also a board member of AesRx, ARCH Foundation and Impax Laboratories, Inc.

Resolution 1.4 – re-election of Dr. Hugh Brady as a director.  Dr. Brady was appointed by the Board in April 2014. He is President Emeritus of University College Dublin (UCD), one of Europe’s leading research-intensive universities, where he served as President from 2004 until the end of 2013. During his tenure Dr. Brady oversaw a significant expansion of UCD’s science, engineering and biomedical research capacity, including the development of the Conway Institute for Biomedical Research, UCD Clinical Research Centre and the Dublin Academic Medical Centre. In addition, he led a major growth in UCD’s international footprint, including the establishment of the Beijing-Dublin International College and the UCD Shenzhen Health Sciences Institute in China.  A nephrologist by training, Dr. Brady was Professor of Medicine and Therapeutics at UCD before being appointed the university’s President. He returned to Ireland having built a successful career as a physician and biomedical research scientist in the US, where he spent nine years at Harvard University, including a period as Associate Professor of Medicine. In parallel with his academic career at Harvard, he served as Director of the Renal Division of the Brockton/West Roxbury VA Medical Center and Consultant Physician at the Brigham and Women’s Hospital, Boston. He has an international reputation in the pathogenesis of diabetic kidney disease and renal inflammation.  Dr. Brady has held many national and international leadership roles, including Chairman of the Irish Health Research Board and Chairman of the Universitas 21 Network of global research universities. He is also a non-executive director of Kerry Group plc.

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Further information on the experience, qualifications and industry knowledge of the directors is available from the Annual Report and/or Form 20-F at http://investor.iconplc.com/annuals.cfm.

Resolution 2 – to receive and consider ICON’s 2013 accounts which have been audited by KPMG, ICON’s independent auditors.

Resolution 3 – authorises the directors to fix the remuneration of the auditors.

Special Business
The special business of the meeting authorises the Company to buy back shares and authorises the price range at which the company can reissue the shares.  The buy-back resolution has been put to our shareholders on an annual basis for many years and is considered standard business by most Irish public companies.  In accordance with Irish law, in order to reissue these shares, our shareholders must approve the price range at which the shares may be reissued.

Resolution 4 - authorises the Company to purchase in the market (buy-back) up to 10% of the outstanding shares in the Company.  It is important both for the Company and shareholders that the Company has this flexibility to implement a buy back (without having to seek further shareholder approval) if the market conditions favour a buy back.  It should also be noted that the NASDAQ rules do not require shareholder approval to do a share buy-back and this resolution is required as the Company is an Irish incorporated company and Irish law requires shareholders to pass such a resolution to give directors the authority to put a buy back in place.  The authority under this resolution expires on the earlier of the 2015 Annual General Meeting and 28 January 2016.

Resolution 5 – authorises the price range at which the Company can reissue shares that it holds as treasury shares. Any share buyback activity by the Company will result in ordinary shares either being cancelled or re-issued as treasury shares. We may reissue treasury shares that we acquire through our proposed share buyback activities in connection with our executive compensation programme, our employee restricted share unit programme and our other compensation programmes.  As a result of using this authority in this way, ICON would avoid the need to issue new shares (and the resulting shareholder dilution) when vesting of equity awards triggers the requirement to issue shares to employees.

Under Irish company law, our shareholders must authorise the price range at which we may reissue any shares held in treasury. In this proposal, that price range is expressed as a minimum and maximum percentage of the prevailing market price (as defined below). Under Irish law, this authorisation expires after eighteen months unless renewed; accordingly, we expect to propose renewal of this authorisation at subsequent annual general meetings.

The authority being sought from shareholders provides that the minimum and maximum prices at which an ordinary share held in treasury may be reissued are 95% and 120%, respectively, of the average closing price per ordinary share of the Company, as reported by NASDAQ, for the thirty (30) trading days immediately preceding the proposed date of re-issuance. Any reissuance of treasury shares will be at price levels that the Board considers in the best interests of our shareholders.

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NOTICE OF ANNUAL GENERAL MEETING

NOTICE is hereby given that the Annual General Meeting of the Company will be held at ICON plc Headquarters, South County Business Park, Leopardstown, Dublin 18, Ireland on 29 July 2014 at 8.30 a.m.

ORDINARY BUSINESS

To consider and, if thought fit, pass the following ordinary resolutions:

1.
To re-elect, by separate resolutions, the following individuals who retire as Directors in accordance with the Articles of Association of the Company and, being eligible, offer themselves for re-election:

1.1	Dr. John Climax;
1.2	Prof. Dermot Kelleher;
1.3	Ms. Mary Pendergast; and
1.4	Dr. Hugh Brady

2.	To receive and consider the accounts for the year ended 31st December 2013 and the reports of the Directors and auditors thereon.

3.	To authorise the Directors to fix the remuneration of the auditors.

SPECIAL BUSINESS

To consider and, if thought fit, pass the following special resolutions:

4.
“That the Company and/or any subsidiary (as such expression is defined by Section 155 of the Companies Act, 1963) of the Company be and they are hereby generally authorised to make overseas market purchases (as defined by Section 212 of the Companies Act, 1990, as amended) of shares of any class of the Company on such terms and conditions and in such manner as the Directors or, as the case may be, the Directors of such subsidiary, may from time to time determine in accordance with and subject to the provisions of the Companies Act, 1990 and the following restrictions and provisions:

(i)
The maximum aggregate number of shares authorised to be acquired pursuant to this resolution shall not exceed 10% of the aggregate number of shares issued by the Company at the close of business on date of passing of this resolution;

(ii)	The minimum price (exclusive of expenses) which may be paid for any such share shall be an amount equal to the nominal value thereof;

(iii)
The maximum price (exclusive of expenses) to be paid for any ordinary share shall be an amount equal to 115% of the NASDAQ Official Close Price (the “NOCP”) (as reported by NASDAQ) of the Company’s ordinary shares on the trading day preceding the day on which the relevant shares are purchased by the Company.

The authority hereby conferred shall expire on the earlier of the date of the next Annual General Meeting of the Company or 28 January 2016 or (if earlier) unless previously varied, revoked or renewed in accordance with the provisions of section 215 of the Companies Act 1990. The Company or any subsidiary may before such expiry make a contract for the purchase of shares which would or might be wholly or partly executed after such expiry and may make a purchase of shares pursuant to any such contract as if the authority herby conferred had not expired.”

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5.	“That the reissue price range at which any treasury shares held by the Company may be reissued off-market shall be as follows:

(a)	the maximum price at which such treasury share may be reissued off-market shall be an amount equal to 120% of the "market price"; and

(b)
the minimum price at which a treasury share may be reissued off-market shall be the nominal value of the share where such a share is required to satisfy an obligation under an employee share plan operated by the Company or, in all other cases, an amount equal to 95% of the "market price"; and

(c)
for the purposes of this resolution, the "market price" shall mean the average closing price per ordinary share of the Company, as reported by NASDAQ, for the thirty (30) trading days immediately preceding the proposed date  of re-issuance.

The authority hereby conferred to reissue treasury shares shall expire eighteen months from the date of the passing of this resolution unless previously varied or renewed in accordance with the provisions of Section 209 of the Companies Act 1990.”

By the Order of the Board.

Diarmaid Cunningham
Secretary	19 June, 2014

Registered Office:
South County Business Park,
Leopardstown,
Dublin 18

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NOTES:

1.	Information and Documentation
Information regarding the Annual Meeting is available on the Company’s website www.iconplc.com and from www.proxyvote.com.  If you require a paper copy of the Form 20-F or Annual Report please contactInvestor Relations at 1-888-381-7923 or IR@iconplc.com.

2.	Who is eligible to vote and how?
If your shares are actually registered in your name, you are a shareholder of record. Shareholders of record who are entered in the register of Members of the Company as at 4.59pm Dublin time on 25 July 2014 or if the Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend, speak, ask questions and vote at the Meeting, or if relevant, any adjournment thereof. Changes in the register after that time will be disregarded in determining the right of any person to attend and/or vote at the meeting.  For those shareholders whose shares are not held in their name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then their entitlement to vote is determined as at 5 June 2014.

Depending on whether your shares are registered in your name or whether your shares are held in a "street name" the arrangements are as follows:

Shareholder of Record: Shares Registered in Your Name

As a shareholder of record, you may vote in person at the Annual Meeting or vote by proxy. In the case of joint holders the vote of the senior member who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other shareholder of record and, for this purpose, seniority shall be determined by the order in which the names stand in the Register of Members in respect of the joint holding. The appointment of a proxy will not preclude a shareholder of record from attending, speaking, asking questions and voting at the meeting should the shareholder subsequently wish to do so. A proxy need not be a Member of the Company. If you wish to appoint more than one proxy or a person not listed on the form of proxy, please contact Investor Relations at 1-888-381-7923 or IR@iconplc.com.

A Form of Proxy is enclosed with this notice of Meeting for shareholders of record. To be effective, the Form of Proxy duly completed and executed, together with any authority under which it is executed, or a copy thereof certified, must be deposited at the registered office of the Company or, at the member’s option, Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, so as to be received no later than 4.59pm Dublin time on 25 July 2014 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Meeting) at least 48 hours before the taking of the poll at which it is to be used. Any alteration to the Form of Proxy must be initialed by the person who signs it.

Alternatively, provided it is received no later than 4.59pm Dublin time on 25 July 2014 or if the Annual Meeting is adjourned, at 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned Annual Meeting or (in the case of a poll taken otherwise than at or on the same day as the Annual Meeting or adjourned Annual Meeting) at least 48 hours before the taking of the poll at which it is to be used, the appointment of a proxy may be submitted electronically, subject to the applicable terms and conditions, via the Internet by accessing Broadridge’s website www.proxyvote.com and, when you follow the instructions on the website, the information you need to appoint your proxy electronically is included on the top of your Form of Proxy.

In the case of a corporation the Form of Proxy must be either executed under seal or signed on its behalf by a duly authorised officer or attorney.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent

If, as at 5 June 2014 your shares were not held in your name, but rather in an account at a brokerage firm, bank, dealer or other similar organisation, who in turn hold through The Depository Trust Company (“DTC”), then you are the beneficial owner of shares held in “street name” and these proxy materials are being forwarded to you by that organisation, together with instructions as to voting.  You will need to carefully follow the instructions from your broker, bank or other agent or contact your broker, bank or other agent if you have any queries.

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As a beneficial owner, you have the right to direct your broker or other agent on how to vote the shares in your account as per the instructions enclosed by your broker. You are also invited to attend the Annual Meeting. However, since you are not the shareholder of record, you may not vote your shares in person at the Annual Meeting unless you contact your broker and obtain a valid proxy card from your broker or other agent.

Therefore as a beneficial owner of shares registered in the name of your broker, bank or other agent, who in turn hold through DTC, you should have received a voting instruction card and voting instructions with these proxy materials from that organisation rather than from us. Simply complete and mail the voting instruction card as per the instructions from your broker, bank or other agent to ensure that your vote is counted.

3.	How many votes do you have?
The total number of issued ordinary shares on 10 June 2014 was 61,857,675. On a vote on a show of hands, every shareholder present in person and every proxy has one vote (but no individual shall have more than one vote). On a poll every shareholder present in person and every proxy shall have one vote for every share carrying rights of which he is the holder or proxy. Ordinary Resolutions are required to be passed by a simple majority of shareholders voting in person or by proxy. Special Resolutions are required to be passed by a majority of 75 per cent of shareholders voting in person or by proxy.

4.	Broker Voting
If your shares are held by a broker on your behalf (that is, in “street name”), and you do not instruct the broker as to how to vote these shares on Resolutions No. 1.1, 1.2, 1.3, 1.4, 2, 4 and 5, the broker may not exercise discretion to vote for or against those proposals. This would be a “broker non-vote” and these shares will not be counted as having been voted on the applicable proposal. With respect to Resolution No. 3, the broker may exercise its discretion to vote for or against that proposal in the absence of your instruction. Please instruct your bank or broker so your vote can be counted.

5.	Can I change my vote after submitting my proxy?
Shareholder of Record: Shares Registered in Your Name
Yes. You can revoke your proxy at any time before the final vote at the Annual Meeting. If you are the record holder of your shares, you may revoke your proxy in any one of three ways:

●	You may submit another properly completed proxy with a later date;

●
You may send a written notice that you are revoking your proxy to Erina Fox, Assistant Company Secretary, ICON plc at the registered office of the Company (being South County Business Park, Leopardstown, Dublin 18, Ireland). Your notice must be received no later than 4.59pm Dublin time on 25 July 2014 or if the Annual Meeting is adjourned, by 4.59pm Dublin time on the day that falls 48 hours before the time appointed for the adjourned meeting shall be entitled to attend, speak, ask questions and vote at the Annual Meeting, or if relevant, any adjournment thereof; or

●	You may attend the Annual Meeting and vote in person.

Beneficial Owner: Shares Registered in the Name of a Broker, Bank or Other Agent
If your shares are held by your broker, bank or other agent, you should follow the instructions provided by them.

6.	What does it mean if I receive more than one set of materials?
If you receive more than one set of materials, your shares are registered in more than one name or are registered in different accounts. In order to vote all the shares you own, you must sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the proxy cards you receive.

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